                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended September 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

               For the transition period from ______ to _________

                         Commission file number: 0-14706

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ingles Markets, Incorporated
                         Investment/Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Ingles Markets, Incorporated
                             P.O. Box 6676
                             Asheville, North Carolina  28816

                              Financial Statements and Supplemental Schedules

                                         Ingles Markets, Incorporated
                                         Investment/Profit Sharing Plan

                               As of September 30, 2000 and September 25, 1999
                                   and for the year ended September 30, 2000
                                       with Report of Independent Auditors

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Financial Statements and Supplemental Schedule

                 As of September 30, 2000 and September 25, 1999
                    and for the year ended September 30, 2000



                                    Contents

Report of Independent Auditors..................................................................................1

Financial Statements

Statements of Net Assets Available for Benefits.................................................................2
Statement of Changes in Net Assets Available for Benefits.......................................................3
Notes to Financial Statements...................................................................................4



Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year...........................11

                         Report of Independent Auditors


The Plan Administrative Committee
Ingles Markets, Incorporated Investment/Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of September 30, 2000 and September 25, 1999 and the related statement of changes in net assets available for benefits for the year ended September 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2000 and September 25, 1999, and the changes in its net assets available for benefits for the year ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of September 30, 2000 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

March 14, 2001

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                           SEPTEMBER 30,       SEPTEMBER 25,
                                               2000                 1999
                                           ---------------------------------
ASSETS
Investments at fair value:
   Employer securities                     $ 19,652,390         $ 22,885,111
   Collective trust funds                    14,731,337           11,323,226
   Mutual funds                              14,247,624            6,725,610
   Loans to participants                      1,535,938              741,889
                                           ---------------------------------
                                             50,167,289           41,675,836

Cash                                              6,085                1,689

Receivables:
   Employer contributions                       193,368              337,644
   Participant contributions                     44,763              173,114
   Investment income                             10,751                   --
                                           ---------------------------------
                                                248,882              510,758
                                           ---------------------------------
Net assets available for benefits          $ 50,422,256         $ 42,188,283
                                           =================================

  See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended September 30, 2000

ADDITIONS
Net realized and unrealized appreciation in fair value of investments          $    829,883
Interest                                                                             64,355
                                                                               ------------
                                                                                    894,238
Contributions:
Participant                                                                       2,560,669
Employer                                                                            661,168
                                                                               ------------
                                                                                  3,221,837
Transfer from Distribution Division Plan                                          7,697,565
                                                                               ------------
Total additions                                                                  11,813,640

DEDUCTIONS
Distributions to participants                                                     3,388,620
Administrative expenses                                                             191,047
                                                                               ------------
Total deductions                                                                  3,579,667
                                                                               ------------
Net increase                                                                      8,233,973
Net assets available for benefits at September 25, 1999                          42,188,283
                                                                               ------------
Net assets available for benefits at September 30, 2000                        $ 50,422,256
                                                                               ============


See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                          Notes to Financial Statements

                               September 30, 2000

1. DESCRIPTION OF THE PLAN

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from the Plan Administrative Committee.

GENERAL

The Plan is a defined contribution plan covering all employees of Ingles Markets, Incorporated (Company and Plan Sponsor) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of service with a minimum of 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan provides for three types of contributions: (i) employer profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company - discretionary in nature; (ii) employee pre-tax 401(k) contributions by participating employees from 1% to 15% of their pretax annual compensation as defined in the Plan (in increments of 1%) and (iii) employer 401(k) matching contributions, discretionary in nature and announced by the Company prior to the start of each Plan quarter.

The Company made no discretionary profit sharing contributions to the Plan in fiscal 2000 and $237,212 in 1999. The Company made 401(k) matching contributions, which were allocated to the accounts of participating employees, in fiscal 2000 and fiscal 1999. The allocation of Company contributions has certain limits as detailed in the Plan Document.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions and Plan earnings. Allocations are based on either participant account balances, as defined or eligible compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon enrollment in the Plan, participants may direct employee and employer contributions in 1% increments to any of the Plan's fund options. No 401(k) contributions can be made to the Ingles Stock Fund - Class B. Participants may change their investment options daily.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Contributions by employees plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company's matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of seven years of service. Forfeited balances are allocated as follows:

         a. First, to restore the nonvested portion of the employer contribution accounts of certain terminated participants who reparticipate in the Plan as described in the Plan document.

         b. Second, the Company has the option to reduce the matching employer contribution as described in the Plan document.

Unallocated forfeitures at September 30, 2000 and September 25, 1999 were $742,000 and $723,000, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower's principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant's account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in common and collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. The bank's records do not separate dividends from appreciation. The Employer securities had dividends of approximately $1,072,000 which are included in the appreciation (depreciation) amount below. During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value as determined by quoted market prices as follows:

                                        NET REALIZED AND UNREALIZED
                                      APPRECIATION (DEPRECIATION) IN
                                         FAIR VALUE OF INVESTMENTS
                                      ------------------------------
Employer securities                             $(2,073,018)
Mutual funds                                      1,223,298
Collective trust funds                            1,679,603
                                                -----------
Total                                           $   829,883
                                                ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         SEPTEMBER 30,         SEPTEMBER 25,
                                                             2000                  1999
                                                         -----------------------------------
Employer Securities:
   Ingles Stock Fund - Class B                           $ 19,607,068*         $ 22,850,819*
Mutual Funds:
   First Union National Bank - Evergreen
     Balanced Fund                                          6,317,139             3,950,659
   First Union National Bank - Evergreen
     Short Duration Income Fund                             2,441,013                    **
   Janus Aspen Worldwide Growth Fund                        3,825,288                    **
Collective Trust Funds:
   First Union National Bank - Stable Portfolio
     Group Fund                                             4,207,679             3,034,257
   First Union National Bank - Enhanced Stock
     Portfolio Fund                                        10,523,658             8,288,969

-----------------
* Nonparticipant-directed.
** Less than 5% of Plan assets.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                            SEPTEMBER 30,         SEPTEMBER 25,
                                                                                2000                   1999
                                                                            -----------------------------------
Net assets:
   Employer securities:
   Ingles Stock Fund - Class B                                              $19,607,068             $22,850,819


                                                                             YEAR ENDED
                                                                            SEPTEMBER 30,
                                                                                2000
                                                                            -------------
Changes in net assets:
   Employer contributions                                                   $   237,212
   Net realized and unrealized depreciation in fair value                    (2,071,468)
   Distributions to participants                                             (1,312,456)
   Administration expenses                                                      (97,039)
                                                                            -----------
Total                                                                       $(3,243,751)
                                                                            ===========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. PLAN MERGER

Effective September 1, 2000, the Ingles Distribution Division Savings and Retirement Plan ("Division Plan") was merged into the Plan. The assets of the Division Plan were transferred into the Plan on September 1, 2000. The merger agreement constitutes an amendment to the Plan.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

7. PLAN AMENDMENTS

Effective January 1, 2000, the repayment term of loans for the purchase of the borrower's principal residence cannot exceed 10 years. Prior to this date the maximum repayment term for loans was five years. The amendment also changes the funds available for participant loans.

Effective August 29, 2000, the Plan was amended to allow for loan repayment schedules in excess of ten years if the loan originated in the Division Plan, which merged into the Plan effective September 1, 2000. Also, the Plan was amended to allow for the distribution of certain accounts once a participant attains age 59 1/2.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at the year ended:


                                                                 SEPTEMBER 30,         SEPTEMBER 25,
                                                                     2000                  1999
                                                                 -----------------------------------
    Net assets available for benefits per the financial
      statements                                                 $ 50,422,256           $ 42,188,283
    Contributions receivable                                         (238,131)              (510,758)
    Investment income receivable                                      (10,751)                    --
                                                                 -----------------------------------
    Net assets available for benefits per the Form 5500          $ 50,173,374           $ 41,677,525
                                                                 ===================================

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended September 30, 2000:

   Contributions per the financial statements                                $3,221,837
   Less: contributions receivable at September 30, 2000                        (238,131)
   Plus: contributions receivable at September 25, 1999                         510,758
                                                                             ----------
   Contributions per the Form 5500                                           $3,494,464
                                                                             ==========

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of net realized and unrealized appreciation in fair value of investments to the Form 5500 for the year ended September 30, 2000.

   Net realized and unrealized appreciation in fair value of
     investments per the financial statements                                                $829,883
   Investment income receivable                                                               (10,751)
                                                                                             --------
   Net realized and unrealized appreciation in fair value of
   investments per the Form 5500                                                             $819,132
                                                                                             ========

                              Supplemental Schedule

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                        EIN: 56-0846267 Plan Number: 001

                              Schedule H, Line 4i -
         Schedule of Assets Held for Investment Purposes at End of Year

                               September 30, 2000

                                                       (C) DESCRIPTION OF
                                                      INVESTMENT, INCLUDING
           (B) IDENTITY OF ISSUE,                     MATURITY DATE, RATE OF
             BORROWER, LESSOR OR                   INTEREST, COLLATERAL, PAR OR                             (E) CURRENT
 (A)            SIMILAR PARTY                             MATURITY VALUE                (D) COST               VALUE
---------------------------------------------   -----------------------------------   ------------         ------------
       COLLECTIVE TRUST FUNDS:
  *       First Union National Bank             Stable Portfolio Group Fund           $                    $  4,207,679
                                                                                                **
  *       First Union National Bank             Enhanced Stock Portfolio
                                                   Fund                                         **           10,523,658
                                                                                      ------------         ------------
                                                                                                             14,731,337
       MUTUAL FUNDS:
  *       First Union National Bank             Evergreen Short Duration Income
                                                   Fund                                         **            2,441,013
  *       First Union National Bank             Evergreen Balanced Fund                         **            6,317,139
  *       First Union National Bank             Janus Aspen Worldwide Growth Fund
                                                                                                **            3,825,288
  *       First Union National Bank             Invesco Dynamics VI                             **            1,664,184
                                                                                      ------------         ------------
                                                                                                             14,247,624
       EMPLOYER SECURITIES:
  *       Ingles Markets, Incorporated          Ingles Stock Fund -
                                                $.05 par value; Class B
                                                   Common Stock                         15,630,478           19,607,068
  *       Ingles Markets, Incorporated          Ingles Class A Stock Fund -
                                                   $.05 par value; Class A
                                                   Common Stock                                 **               45,322
                                                                                      ------------         ------------
                                                                                                             19,652,390
          Loans to participants                 Interest rates of 8.75% to
                                                   10.00%; maturity dates of
                                                   2000-2010                                    --            1,535,938
                                                                                      ------------         ------------
                                                                                                **         $ 50,167,289
                                                                                      ============         ============

----------

*   Represents a party-in-interest.

** Cost information has only been included for all non-participant directed investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Ingles Markets Incorporated
                                            Investment/Profit Sharing Plan


Date:  March 28, 2001                       By:      /s/ Brenda S. Tudor
                                               -------------------------------
                                                     Brenda S. Tudor
                                                     Trustee


                                            By:      /s/ Robert P. Ingle
                                               -------------------------------
                                                     Robert P. Ingle
                                                     Trustee


                                            By:      /s/ Vaughn C. Fisher
                                               -------------------------------
                                                     Vaughn C. Fisher
                                                     Trustee

EXHIBIT INDEX

Exhibit 23        Consent of Ernst & Young LLP








                                      -14-